Dykema Gossett PLLC Suite 300 39577 Woodward Avenue Bloomfield Hills, Michigan 48304

WWW.DYKEMA.COM

Tel: (248) 203-0700
Fax: (248) 203-0763

D. Richard McDonald
Direct Dial: (248) 203-0859
Email: DRMCDONALD@DYKEMA.COM

September 4, 2009

Mr. Michael Johnson

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Syntel, Inc. Form 10-K For the Fiscal Year Ended December 31, 2008 Filed on March 12, 2009 File No. 000-22903

Dear Mr. Johnson:

On behalf of Syntel, Inc., a Michigan corporation (the “Company”), I am responding to the Staff’s comment letter dated August 25, 2009 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008, filed on March 12, 2009. This letter will confirm our telephone conversation of September 3, 2009 that the Company will respond to the Staff’s comment letter as soon as practicable, but in any event within 30 days from today’s date. Thank you for your assistance.

Very truly yours,

DYKEMA GOSSETT PLLC

D. Richard McDonald

cc:	Daniel M. Moore